

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Bruce Van Saun
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

> **Re:** **The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **Form 6-K Filed August 8, 2012**
> **File No. 001-10306**

Dear Mr. Van Saun:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Analysis of results, page 12

Average balance sheet and related interest, page 13

1.   Please revise your future filings to discuss how you have presented non-accruing loans and deferred fees for the purposes of this disclosure. Refer to Instructions 1 and 3 of Item I of Industry Guide 3.

UK Retail, page 26

2011 compared with 2010, page 27

2.   We note that impairments for UK Retail fell during 2011, which you have attributed in part to "continued careful mortgage underwriting." Please explain the extent to which your mortgage underwriting practices and standards have changed in recent years, including a description of any material changes to your underwriting standards.

Risk and balance sheet management, page 58

Internal stress tests, page 60

3.   Please clarify under what circumstances the Board Risk Committee will become involved in stress testing approaches and management actions, as we note from your existing disclosure that the Committee "will provide oversight and challenge as appropriate." We also note your statement that stress testing "highlights…potential adverse unexpected outcomes" to senior management. Please also clarify how often, and under what circumstances, stress testing results are communicated to senior management.

Balance sheet management: Liquidity and funding risk, page 74

Liquidity portfolio, page 80

4.   We note your disclosure regarding the composition of your liquidity portfolio. In your future filings, please revise to more clearly discuss whether you maintain the liquidity portfolio pool at either the parent company level, or a lower level such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity pools. Briefly discuss how you manage the liquidity portfolio levels between these levels as well as any regulatory requirements for minimum amounts at various levels.

Risk management: Market risk, page 187

Risk Models, page 188

5.   We note your disclosure regarding the limitations of the historical simulation Value-at-Risk (VaR) methodology. We also note that you use a "risks not in VaR" (RNIV) framework to identify and quantify risks not captured within the VaR historical simulation model. Please tell us and revise future filings to discuss in more detail the inputs and methodology used to determine the RNIV factor when calculating your trading market risk.

6.   We note from your disclosure that a number of VaR model and methodology
        enhancements were introduced during 2011 including, for example, the quality of the
        market data time series used in ABS mortgage trading was improved, the basis modeling
        between cash and derivatives was refined, and a more appropriate time series for the
        Dutch RMBS portfolio was adopted. Please address the following:

    •   Discuss the process and validation procedures in place prior to implementing
            significant model and assumption changes. For example, discuss the approval
            process required, back-testing procedures performed, and periods of parallel
            model runs before implementation.

    •   Besides those already discussed, tell us whether there were any other model
            changes during the periods presented that had a material impact.

    •   To the extent that any of these model enhancements were material, please revise
            future filings to also provide summarized comparable information for the current
            year and preceding year under either the new method or the previous
            method. Please consider the guidance in Item 11 (a)(4)(ii) of Form 20-F in your
            response, and tell us how you considered this guidance in your conclusion.

Report of the Group Remuneration Committee, page 232

7.   We note your disclosure on page 58 that in 2011 you implemented a "Group-wide policy
        that explicitly aligns remuneration with effective risk management." Please explain the
        material components of this policy. Your revised disclosure should address the
        following, which we note from your disclosure on pages 232 to 233:

    •   What "new process for divisional bonus pools" was implemented;

    •   How you have "enhance[d] risk input into remuneration;" and

    •   The material details of the "enhanced process for review of risk trigger events for
            clawback and bonus reduction."

Directors' interests in shares, page 262

8.   In future filings, please disclose the percent of shares outstanding held by your directors.
        See Item 6.E to Form 20-F.

Financial Statements, page 264

Accounting Policies, page 273

Note 6. Tax, page 297

9.   Please address the following regarding the "Tax Loss Waiver" described on page 402 in
        your future filings.

        •   Please revise this footnote to more clearly quantify the impact of the Tax Loss
                Waiver for each period presented. Specifically quantify the impact in terms of
                pounds as well as the percentage tax rate.

        •   Revise footnote (1) of Note 23 Deferred tax on page 337 to separately identify the
                nature and amount of deferred tax assets that have not been recognized because
                doubt exists over the availability of future tax profits versus the deferred tax
                assets that were not recognized pursuant to the Tax Loss Waiver.

        •   Please revise your disclosure on page 402 to more clearly describe the nature of
                "certain tax reliefs that are treated as deferred tax assets" to which you are
                waiving your entitlement.

Note 16. Impairment of financial assets, page 278

10.   You disclose on page 279 that for portfolios that are collectively assessed for impairment,
        the timing of the write off principally reflects historic recovery experience for each
        portfolio. Please revise your future filings to more clearly identify the typical time frames
        at which write offs occur for each of your portfolios.

Notes on the consolidated accounts, page 286

Note 32. Memorandum items, page 359

Litigation and Investigations, page 361

11.   We note your disclosure that, with respect to each of the matters specifically discussed in
        your disclosure," unless specifically noted otherwise, it is not possible to reliably estimate
        with any certainty the liability, if any, or the effect these matters may have on the
        Group." You also state that, in the event that any such matters were resolved against the
        Group, these matters could have a material adverse effect on the Group's consolidated net
        assets, operating results, or cash flows in any particular period. We also note your
        statement that you believe appropriate provisions have been made in respect of legal
        proceedings, investigations and regulatory matters as of December 31, 2011. Please
        address the following.

- We note the inclusion of your phrase "with any certainty" in the disclosure cited above. Please tell us whether your phrase "with any certainty" is meant to be a qualifier or limitation to narrow the scope of your ability to "reliably estimate" the liability or effect of these matters. Tell us whether there are cases where you did not accrue certain provisions because of the belief that they could not be reliably estimated with any certainty, but which you believe do meet the threshold of a reliable estimate based on the guidance of paragraph 25 of IAS 37.

- Please tell us whether there are some cases, particularly those that are in the later stages of adjudication, for which you are able to estimate the possible financial effects beyond the level of current provisions established. If you are able to estimate the possible financial effects beyond the level of current provisions established for certain cases but not others, please revise future filings to disclose this fact along with your estimate of the possible financial effects. Refer to paragraph 86 of IAS 37.

Other investigations, page 367

12. You disclose here that RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management, and asset quality. You also disclose your consent to a Cease and Desist Order requiring you to address certain measures identified by the Federal Reserve and state banking supervisors. In future filings, please revise this footnote, or another section of the document deemed to be more appropriate, to more clearly discuss the steps you have taken to address these commitments and to separately identify the steps you expect to undertake in the future in order to be in compliance with these requirements.

Additional information, page 385

Material contracts, page 398

Accession Agreement and the UK Asset Protection Scheme Terms and Conditions, page 401

13. Please revise your future filings to more clearly discuss the "behavioural commitments" in respect of lending for businesses in the U.K. and personal current accounts in the U.K. to which you have committed. Please address the following related to such commitments:

- Clearly disclose the nature and impact of such commitments on your part.

- Discuss your progress in achieving these commitments and your expectations for future efforts to meet them.

- To the extent possible, quantify your participation in such activities and the impact on your results of operations.

Risk Factors, page 405

"The Group's businesses and performance can be negatively affected by actual…," page 405

14.   Please revise to quantify in this risk factor your "significant exposure to customers and counterparties within the EU (including the UK and Ireland)" and the extent to which your sovereign debt exposure has resulted in significant provisions and write-downs. Please also provide similar quantitative disclosure in your risk factor "The financial performance of the Group has been, and continues to be, materially affected…" on page 409, instead of including a cross-reference to disclosure elsewhere in your annual report.

"The Independent Commission on Banking has published its final report on…," page 406

15.   Please expand your disclosure to identify the Independent Commission on Banking recommendations that could have a material adverse effect on you and to specify whether you have implemented changes to your operations as a result of these recommendations.

"The Group is subject to a variety of risks as a result of implementing…," page 408

16.   We refer to your disclosure that you have lost, and will continue to lose, "existing customers, deposits and other assets" as a result of implementing the State Aid restructuring plan. Please expand your disclosure to quantify the impact of the divestitures of Global Merchant Services, your interest in RBS Sempra Commodities, the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland.

"The Group's earnings and financial condition have been, and its future earnings…," page 410

17.   Please quantify the "large write-downs on [your] credit market exposures" that have resulted from adverse market conditions.

Form 6-K Filed August 8, 2012

Condensed Consolidated Interim Financial Statements, page 69

Note 18. Related party transactions, page 129

18.   Please revise your future filings to address the following regarding your participation in the National Loan Guarantee Scheme:

- Clearly quantify the amount of your debt that is guaranteed under the scheme.

- Tell us and revise your future filings to more clearly identify how you account for any obligations you incur in return for your participation under this scheme.

- As part of your analysis, specifically address whether, by participating in the guarantee, you incur a commitment to reduce the rate of future loans to eligible customers. Specifically identify the nature and amount of the commitment, and explain how you account for this commitment.

- Specifically address the respective timing of the issuance of your debt under the program versus the origination of customer loans that qualify under the program and how any disparity is considered accounted for. For example, if you issue debt under the program, thus incurring an obligation, explain how that obligation is accounted for if it is not fulfilled until months later, when you originate customer loans that qualify under the program.

- Tell us the IFRS guidance you considered in evaluating all aspects of these transactions in the context of the overall arrangement, as well as the guidance you ultimately relied on for your accounting. As part of your response, tell us how you considered the guidance of IAS 39 and IAS 20, specifically addressing but not limited to paragraph 10A of IAS 20.

- Clearly address how the benefits were calculated both before and after the July 2012 revisions to the scheme.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bruce Van Saun
The Royal Bank of Scotland Group plc
September 27, 2012
Page 8

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director